15048365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 8570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frederick & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N27 W23953 Paul Road Suite 202
(No. and Street)

Pewaukee	WI	53072
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lon Frederick 262-278-4053
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP.
(Name – *if individual, state last, first, middle name*)

1233 North Mayfaird Rd, Suite 302	Milwaukee	WI	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lon Frederick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frederick & Company, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BRAD M. VOGHT NOTARY PUBLIC STATE OF WISCONSIN

My commission expires October 30, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Frederick & Company, Inc.
Pewaukee, Wisconsin

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Frederick & Company, Inc., (Company), as of December 31, 2014 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800

Report on Supplementary Information

The Computation of Aggregate Indebtedness and Net Capital ("Supplemental Schedule") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedule is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
February 18, 2015
Milwaukee, Wisconsin

FREDERICK & COMPANY, INC.

Statement of Financial Condition
December 31, 2014

ASSETS

Assets:		
Cash - Bank	$	18,182
Cash - Reserve		1,258
Securities Owned		
Marketable, at market value		1,484,470
Not readily marketable, at estimated value		299,479
Accounts Receivable		25,000
Prepaid Expenses		926
Total Current Assets		1,829,315
Property and Equipment		
Furniture and equipment		5,513
Accumulated depreciation		(2,835)
Net book value		2,678
Total assets	**$**	**1,831,993**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Note payable - stockholders		59,746
Accrued interest		19,638
Accounts payable		7,835
Accrued wages and taxes		2,529
Total Current liabilities		89,748
Subordinated Borrowings		214,525
Total liabilities		304,273
Stockholder's Equity		
Common stock:		
Series A, nonvoting, $1 par, authorized 100,000 shares; issued and outstanding 20,965 shares		20,965
Series B, voting, $1 par, authorized 50,000 shares; issued and outstanding 42 shares		42
Additional paid in capital		2,029,789
Retained earnings (deficit)		(523,076)
Total stockholder's equity		1,527,720
Total liabilities and stockholder's equity	**$**	**1,831,993**

FREDERICK & COMPANY, INC.

Statement of Income
December 31, 2014

Income:		
Commission income	$	28,001
Expenses:		
Employee compensation		7,622
Payroll taxes and benefits		3,345
Communications		2,451
Occupancy		8,990
Legal and professional		20,880
Travel, meetings and entertainment		1,820
Dues and fees		3,678
Depreciation		620
Insurance		1,315
Interest		8,928
Office expense		2,572
Total operating expenses		62,220
Net loss from operations		(34,220)
Other Income (Loss):		
Realized gain on sale of investments		53,926
Dividend income		90
Unrealized loss on securities owned		(471,015)
Value of options exercised		106,805
Gain on fixed asset disposal		1,577
Total other loss		(308,616)
Net loss	$	(342,836)

FREDERICK & COMPANY, INC.

Statement of Changes in Subordinated Borrowings
Year Ending December 31, 2014

Subordinated borrowings, beginning of year	$	214,525
Increase: Accrued interest subject to subordination		17,697
Decrease: Payments on subordinated borrowings		-
Subordinated borrowings, end of year	$	232,222

FREDERICK & COMPANY, INC.

Statement of Changes in Stockholder's Equity
Year Ending December 31, 2014

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, December 31, 2013	$ 21,007	$ 2,029,790	$ (180,241)	$ 1,870,556
2014 Shares Issued	-	-	-	-
2014 net loss	-	-	(342,836)	(342,836)
Balance, December 31, 2014	$ 21,007	$ 2,029,790	$ (523,077)	$ 1,527,720

FREDERICK & COMPANY, INC.

Statement of Cash Flows
Year Ending December 31, 2014

<u>**CASH FLOWS FROM OPERATING ACTIVITIES**</u>	
Net Income (Loss)	$ (342,836)
Adjustments ro reconcile net income to net cash provided by operating activities:	
Depreciation and Amortization	620
Realized gain on securities	(53,926)
Unrealized gain on securities	471,015
Value of Options Exercised	(106,805)
Changes in Operating Assets & Liabilities:	
Accounts Receivable	(23,784)
Prepaid & Other	(25)
Accounts Payable, Credit Cards	6,842
Accrued Wages, Payroll Taxes, & Retirement	-
Accrued interest	8,913
Net Cash Provided By (Used In) Operating Activities	**(39,986)**
<u>**CASH FLOWS FROM INVESTING ACTIVITIES**</u>	
Purchase of investments	**(163,415)**
Proceeds from sale of investments	**162,434**
Net Cash Provided By (Used In) financing activities	**(981)**
<u>**CASH FLOWS FROM FINANCING ACTIVITIES**</u>	
Proceeds from shareholder loans	59,076
Net Cash Provided By (Used In) Financing Activities	**59,076**
Net Increase (Decrease) In Cash	18,109
Cash At Beginning of Period	1,330
Cash At End of Period	**$ 19,439**

FREDERICK & COMPANY, INC.

Notes to Financial Statements
December 31, 2014

1. **Summary of Significant Accounting Policies**

Formation of the Company

Frederick & Company, Inc. (a Wisconsin Company) was organized in 1960 and is located in Pewaukee, Wisconsin. The Company is a registered securities broker dealer, but its focus is in the investment banking business. The Company's primary specialty is in primary placement venture capital financings.

Reserves and Custody of Securities

The Company's business involves venture capital financing. Special safeguards have been established for the protection of funds received in connection with venture capital offerings. The company has obtained exemption from SEC 15c3-3 under Subparagraph (k)(1).

Commission Income

The Company recognizes revenue at the time when both signed subscription agreements and the related customer payments are received by the offering company.

Commission Receivable

The Company uses the allowance method to account for uncollectible commissions receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of accounts receivable. As of December 31, 2014, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Property and Equipment.

Property and equipment are recorded at cost. Major expenditures for property and equipment are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over estimated useful lives ranging from 5-10 years.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed personally on their proportionate share of the Company's taxable income. Therefore, no provisions for Federal or State income taxes currently payable or deferred have been included in these financial statements.

The Company has implemented accounting for uncertainty in income taxes in accordance with accounting principles generally accepted in the United States of America. This standard describes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognizing, interest,

penalties, and disclosure required. Management of the Company evaluates the uncertain tax positions taken, if any, and consults with outside counsel as deemed necessary. The company recognizes interest and penalties, if any, related to unrecognized tax liabilities in income tax expense.

The Company is no longer subject to United States of America federal informational tax return examinations for years ending through December 31, 2011 and state examinations for years ending through December 31, 2010.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Fair Value

In accordance with accounting principles generally accepted in the United States of America, investments in marketable securities with readily determinable fair value and all investments in debt securities are valued at their fair value in the Balance Sheet. Unrealized gains and losses are included in the change of net assets.

The fair value hierarchy priorities the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Subsequent Events

Management has evaluated all subsequent events through February 18, 2015 for possible inclusion as a disclosure in the financial statements. Subsequent to year-end, one of the investment positions suffered a loss of $253,000.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the company had net capital of $855,727 and net capital requirements of $5,983. The Company's ratio of aggregate indebtedness to net capital at December 31, 2014 was .10 to 1.

3. Property and Equipment

Property and equipment is stated at cost less accumulated depreciation at December 31, 2014 and is summarized as follows:

Office furniture and equipment	$5,513
Less: Accumulated depreciation:	(2,835)
	$2,678

4. Subordinated Borrowings

The Company owes a stockholder $232,222 for a loan and accrued interest subordinated to creditor liabilities at December 31, 2014. FINRA has approved the loan and accrued interest as a satisfactory subordination agreement. The loan is due May 2017 and bears an interest at the rate of 3.25%. Appendix D of SEC Rule 15c3-1 requires prior written approval before any repayment of a subordinated agreement can be made. Summary of these amounts are as follows at December 31, 2014:

Stockholder Note	$214,525
Accrued interest, subordinated	17,697
	$232,222

5. Securities

At December 31, 2014, the Company owns securities, either marketable or not readily marketable, consisting of:

		Fair Value Measurement at Reporting Date Using		
Description	12/31/2014	(Level 1)	(Level 2)	(Level 3)
Corporate stock	$1,653,949	$1,484,470	$71,137	$98,342
Corporate notes	130,000	--	--	130,000
Total	$1,783,949	$1,484,470	$71,137	$228,342

There were no transfers of investments between Levels 1, 2, or 3 during the year ended December 31, 2014.

The Company increased its position in Level 3 corporate notes by $56,000 during the year ended December 31, 2014.

Opening Balance	$74,000
Purchases	56,000
Closing Balance	$130,000

All assets have been valued using a market approach, except for Level 3 assets. Fair value for assets in Level 2 is calculated using quoted prices from the corporations invested in. For Level 3 assets, the company's management evaluates and adjusts the unobservable inputs used in the fair value measurement based on current market conditions and third-party information.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

6. Warrants outstanding

The company has the right to purchase some or all of their outstanding warrant shares in various companies in subsequent years. **Attachment 1** provides a summary of outstanding warrants at December 31, 2014.

7. Operating Leases

The Company leases office space under an operating lease expiring on November 30, 2015. The lease calls for monthly rental payments of $761.50. Total rental expense for 2014 totaled $8,989.50. The following is a schedule, by years, of future minimum payments under the operating leases in effect as of December 31, 2014:

2015	$ 9,138

8. Risks and Uncertainties

The Company's securities owned are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of financial condition and the statement of income.

Attachment 1

FREDERICK & COMPANY, INC.

Warrants Outstanding
Year Ending December 31, 2014

Title	# of Shares	Expiration Date	Share Price
Qualigen	10,089	June 23, 2015	$ 3.50
Lifeblood	264,000	July 11, 2016	1.00
CloSys-Price	7,692	September 5, 2017	0.72
CloSys-Price	33,260	March 14, 2017	0.72
CloSys-Price	39,688	January 18, 2017	0.72
CloSys-Price	31,542	February 5, 2017	0.72
Vision III	75,000	November 19, 2019	5.00
Vision III	16,000	December 19, 2022	2.50
Vision III	6,000	April 29, 2023	5.00
Vision III	6,000	June 29, 2023	5.00
Vision III	38	October 27, 2023	5.00
Vision III Convertible Note	8,027	September 19, 2023	5.00
Vision III Convertible Note	2,811	October 28, 2023	5.00

FREDERICK & COMPANY, INC.

Schedule I: Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
December 31, 2014

Aggregate Indebtedness		
Accounts payable	$	2,548
Accrued expenses		87,200
Total Aggregate Indebtedness	$	89,748
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	5,983
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Computation of Basic Net Capital Requirement:		
Stockholder's equity		1,527,720
Subordinated borrowings		214,525
Deductions:		
Securities not readily marketable, at estimated fair value		(513,868)
Unallowable cash		(1,258)
Receivables		(25,000)
Prepaid expenses		(926)
Property and equipment		(2,679)
Haircuts on securities		(190,512)
Undue concentration		(152,275)
Net Capital		855,727
Net capital requirement (minimum)		5,983
Capital in excess of minimum requirement	$	849,744
Ratio of aggregate indebtedness to net capital		10.49%

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Frederick & Co., inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Frederick & Co., Inc. is exempt from Rule 15c3-3 under the provision Rule 15c3-3(k)(1).

Frederick & Company, Inc.
December 31, 2014
Auditor Reconciliation of FOCUS and Net Capital

There were no material differences between net capital as computed herein and the amount in the corresponding computation prepared by Frederick & Company, Inc and included in the Company's unaudited FOCUS report as of December 31, 2014.

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Frederick & Company, Inc.
Pewaukee, WI

We have reviewed management's statements, included in the accompanying Exemption Report, in which Frederick & Company, Inc., (Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §15c3-3(k)(1) and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
February 18, 2015
Milwaukee, Wisconsin

Frederick & Company, Inc.

February 14, 2015

Annette Moy
Reilly, Penner & Benton, LLP.
1233 North Mayfair Road
Suite 302
Milwaukee, WI 53226

Dear Annette,

Frederick & Company has obtained an exemption from SEC 15c3-3 under Subparagraph (k)(1). This exemption is associated with the special safeguards that have been established for the protection of funds received in connection with the Company's exclusive business activity in venture capital financing.

Implemented in 2014 is a policy to have all funds and completed subscription documents sent directly to the issuing company with a copy of the approved subscription document mailed to Frederick & Company.

There were no exceptions to the (k)(1) exemption in 2014.

Sincerely,

Lon P. Frederick
President

MEMBER FINRA/SIPC

WEST WIND – N27W23953 PAUL ROAD – SUITE 202 – PEWAUKEE, WISCONSIN 53072 – 262-278-4053